(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE
COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K

☒ Form 10-Q	FORM 12b-25	SEC File Number: 0-4465
☐ Form N-SAR		CUSIP Number: 384739 10 9
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: August 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______

PART I - REGISTRANT INFORMATION

eLEC Communications Corp.

Full name of registrant

Former name if applicable

75 South Broadway, Suite 302

Address of principal executive office (Street and number)

White Plains, New York 10601

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on
Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Quarterly
Report on Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense.

As a result of the foregoing, our Quarterly Report on Form 10-Q for the quarter ended August 31, 2006 will be filed on or before October 23, 2006, which is within the extension period provided under Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Eric M. Hellige (212) 421-4100

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, we are no longer focusing on growing our wireline telephone business and we are using the cash generated by this mature customer base to help fund the growth of our newly-developed digital telephone service that routes telephone calls over the Internet. Although the number of digital telephone numbers we have in service continues to grow and exceeds 5,300 numbers, our revenue per line for digital phone services is less than our revenue per line for wireline service. The decrease in the number of wirelines and the overall decrease in our average revenue per line caused our revenue for the three-
month period ended August 31, 2006 to decrease by approximately $2,198,000, or approximately 53%, to approximately $1,949,000 as compared to approximately $4,147,000 reported for the three-month period ended August 31, 2005.

Our gross profit for the three-month period ended August 31, 2006 decreased by approximately $1,173,000 to approximately $734,000 from approximately $1,907,000 reported in the three-month period ended
August 31, 2005. During the three-month period ended August 31, 2006, our gross profit percentage decreased to 37.7% from 46.0% during the comparable 2005 period. The decrease in our gross profit resulted primarily from the decrease in the size of our customer base in the third quarter of fiscal 2006 relative to the third quarter in fiscal 2005, and the higher cost of services we are now incurring under our wholesale services agreement with Verizon.

Selling, general and administrative expenses decreased by approximately $137,000, or approximately 11%, to approximately $1,166,000 for the three-month period ended August 31, 2006 from approximately
$1,303,000 reported in prior year fiscal period.

Our bad debt expense, net of recoveries, decreased by approximately $940,000, or approximately 100%, to approximately $3,000 for the three months ended August 31, 2006 from approximately $943,000 reported in the prior fiscal period. This decrease was related to the reduction in the number of wireline customers we had during the 2006 period and the fact that the remaining wireline customers represent a mature base that has consistently paid their bills. Further, because we require credit card payment from our retail digital telephone service customers, our new customers have not been generating bad debt expense.

The change in warrant valuation for the three-month period ended August 31, 2006 amounted to income of approximately $406,000 compared to income of approximately $35,000 for the same period in fiscal 2005.
The increase was due to the change in the value of our common stock.

For the three-month period ended August 31, 2005, we reported a gain on sales of investment securities of approximately $323,000. There were no security transactions in 2006.

eLEC Communications Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 17, 2006	By:	/s/ Paul H. Riss
Paul H Riss
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.

1001).